Filed pursuant to Rule 253(g)(2)
File No. 024-10730

Cottonwood Multifamily Opportunity Fund, Inc.
Supplement No. 3 Dated July 20, 2018
To the Offering Circular Dated November 27, 2017

This document supplements, and should be read in conjunction with, the offering circular of Cottonwood Multifamily Opportunity Fund, Inc. dated November 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the disclosure regarding our contribution to a development project.

Contribution to Development Joint Venture

On June 8, 2018, our affiliate executed a purchase and sale agreement (the “PSA”) to acquire a 1.74-acre site in Salt Lake City, UT for approximately $6.5 million. As of the date of closing we will become a member of a joint venture, providing up to 90% of the total expected equity capital contribution to the joint venture, to develop Cottonwood at Sugar House Apartments. This development is anticipated to be a mid-rise podium multifamily community located in the Sugar House neighborhood of Salt Lake City, UT with approximately 240 apartment units. It is anticipated that the property will include a mix of studio, one-bedroom, and two-bedroom units with an average size of 770 square feet and offer top-of-the-market amenities, including a fitness center, clubhouse, and resort-style pool and lounge area. The total expected development cost of Cottonwood at Sugar House Apartments is $54.5 million, with total expected equity capital contributions of $19.1 million (including an equity commitment from us of up to $17.2 million assuming our investment comprises 90% of the joint venture). Construction is expected to commence in March 2019, with completion of the project expected in the fall of 2021. The apartment complex was previously approved by the municipality as part of a development agreement that included two office buildings that are currently under construction. We anticipate that a few required changes to the apartment site plan will require an additional administrative review by the municipality. It is expected that updated site plans will be submitted within the next 30 days for approval of the overall updated building size and design. Therefore, the final plan, including the number of units and the amenities, may vary from the description above based on these municipal approvals.